CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary


05007373

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

April 4, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 13 2005
WASH, D.C.
185
SECTION

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc


CI Funds

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**


RECEIVED
APR 13 2005
185

YIELD ADVANTAGE INCOME TRUST
MAKES A NORMAL COURSE ISSUER BID

Toronto, March 1, 2005 – Yield Advantage Income Trust (the "Trust") intends to purchase for cancellation up to 655,774 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 655,774 Units represent 10% of the public float of the Trust being 6,557,740 Units as at February 28, 2005. The number of issued and outstanding Units as at February 28, 2005 is 6,567,740.

The purchases may commence on February 28, 2005 and will terminate on February 27, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

j:\mdt\skylon\ncib\2005\yield advantage\press.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, March 1, 2005 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending March 31, 2005 of $0.13125 per preferred share payable on March 31, 2005 to shareholders of record as at March 15, 2005.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\mar05\rel-global-res.doc



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: YOU.UN**

Skylon announces completion of $65 million public offering of Yield Advantage Income Trust

TORONTO (March 1, 2005) – Skylon Advisors Inc., the manager of Yield Advantage Income Trust (the "Trust"), today announced that the Trust completed its initial public offering of 6,567,740 units at a price of $10 per unit, for gross proceeds of $65,677,400.

Units of the Trust began trading today on the Toronto Stock Exchange under the symbol YOU.UN.

The success of the offering confirms the value of the Trust's unique method of distribution. Yield Advantage Income Trust was the first investment trust of its kind to be distributed without a formal syndicate of selling agents, which resulted in significant cost savings for investors.

The investment objectives of the Trust are to provide unitholders with tax-efficient monthly distributions, and to preserve and enhance the Trust's net asset value. It is designed to achieve its objectives through exposure to an actively managed portfolio of income trusts, high-yield debt and other securities.

The portfolio will be managed by Ben Cheng and Matt Shandro, who have extensive experience in managing funds with similar investment objectives. Mr. Cheng and Mr. Shandro are the portfolio managers of the $2.8-billion Signature High Income Fund, which was named the Canadian Income Trust Fund of the Year at the 2004 Canadian Investment Awards.

Under normal market conditions, the portfolio will consist primarily of securities of income trusts and high-yield debt. Up to 20% of the net asset value may be invested in other securities, including common shares, preferred shares, convertible debentures and bonds to provide a desired level of diversification, stability and growth potential.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.1 billion in fee-earning assets as of January 31, 2005, and the industry's broadest selection of investment funds.

-30-

For further information, please contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
(416) 681-8894

82-4994



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI C.A.P.I.T.A.L.™ Deposit Notes allow investors to capitalize on two award-winning funds from CI Funds

TORONTO (March 2, 2005) – In response to strong demand, CI Mutual Funds Inc. and Skylon Advisors Inc. today announced the launch of a new series of Bank of Montreal CI C.A.P.I.T.A.L. Deposit Notes™, Callable Class.

"With the first Callable Class notes posting aggregate sales of nearly $200 million and reaching their cap well in advance of the scheduled closing date, we are making Series 2 available right away because investors clearly want the protection and growth potential offered by CI C.A.P.I.T.A.L. Deposit Notes," said David R. McBain, President and Chief Executive Officer of Skylon Advisors, which developed and is marketing the notes in co-operation with CI.

CI C.A.P.I.T.A.L. Deposit Notes, Callable Class, Series 2 are issued by Bank of Montreal and provide 100% principal protection at maturity along with a total return over a six-year period linked to the performance of CI Canadian Investment Fund and Signature High Income Fund. Each fund was named the best in its category at the 2004 Canadian Investment Awards in December.

CI Canadian Investment Fund, managed by Kim Shannon, was voted Canadian Equity Fund of the Year. The fund has earned the top five-star rating from Morningstar Canada and has posted first-quartile results over the one, three, five and 10-year time periods ending January 31, 2005 (Source: PALtrak).

Signature High Income Fund, managed by Ben Cheng and Matt Shandro, was named Canadian Income Trust Fund of the Year. The fund invests in a diverse portfolio of high-yielding securities ranging from income trusts to corporate bonds.

"Investors in the notes get exposure to the returns of two great funds while the principal protection feature allows them to participate in the markets without the worry of losing capital," said Mr. McBain.

Bank of Montreal can redeem the notes after three years at a price that will give investors the equivalent of an annual compounded rate of return of 10%. If the notes are not redeemed, they will mature on or about April 28, 2011, and investors will be repaid their principal and interest, if any, based on the value of the portfolio of CI funds. There are no restrictions over the full life of the notes on their growth potential, such as averaging features or caps on returns.

CI C.A.P.I.T.A.L Deposit Notes are fully eligible for registered plans. Series 2 is available through most financial advisors and is on sale until April 22, 2005. The issue price is $100 per



News Release

note, with the minimum investment being $2,000. The fluctuation of the value of the portfolio of CI funds will directly impact the interest payable, if any, at maturity. The complete terms of the offering are set out in an Information Statement, which can be obtained by investors from their advisors. Information about the notes is also available at www.cifunds.com/capitalnotes.

CI and Skylon are wholly owned subsidiaries of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $69.9 billion in fee-earning assets as of February 28, 2005. Through its principal operating subsidiaries, CI Mutual Funds, Skylon Advisors and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI Funds is on the Web at www.cifunds.com; Skylon is at www.skylonadvisors.com.

-30-

For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, March 21, 2005 – DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending March 31, 2005 of $0.61 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the ten year life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the Untied States market by Canadian corporations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\2005\mar05\mar05-cdn.doc

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, March 21, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending March 31, 2005 of $0.0625 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

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SKYLON
ADVISORS INC.

82-4994

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, March 21, 2005 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending March 31, 2005 of $0.375 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\mar05\rel-all-asset.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending March 31, 2005

Toronto, March 21, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending March 31, 2005 of $0.0666 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

82-4994
CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending March 31, 2005

Toronto, March 21, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending March 31, 2005 of $0.1875 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending March 31, 2005

Toronto, March 21, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending March 31, 2005 of $0.1458 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending March 31, 2005

Toronto, March 21, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending March 31, 2005 of $0.1510 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

82-4994
CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending March 31, 2005

Toronto, March 21, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending March 31, 2005 of $0.1510 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

82-4994

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending March 31, 2005

Toronto, March 21, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending March 31, 2005 of $0.05833 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\mar05\rel-skylon-growth.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

82-4994

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending March 31, 2005

Toronto, March 21, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending March 31, 2005 of $0.15625 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\mar05\rel-skylon-highyield.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending March 31, 2005

Toronto, March 21, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending March 31, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	March 31, 2005	April 14, 2005
Series B units	US$0.0417 per unit	March 31, 2005	April 14, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces
Initial Distribution For Month Ending March 31, 2005

Toronto, March 21, 2005 – Yield Advantage Income Trust (the "Trust") announces an initial distribution for the month ending March 31, 2005 of $0.0583 per unit payable on April 14, 2005 to unitholders of record as at March 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

Investors can boost their income portfolios and protect their investment with CI C.A.P.I.T.A.L. Deposit Notes ™, Enhanced Yield Class, Series 2

TORONTO (March 30, 2005) – On the heels of the success of Series 1, CI Mutual Funds Inc. and Skylon Advisors Inc. today announced the launch of Bank of Montreal CI C.A.P.I.T.A.L. Deposit Notes™, Enhanced Yield Class, Series 2, which offer investors the potential to boost their income portfolios while enjoying 100% principal protection.

"Series 1 attracted more than $240 million in assets, showing that the Enhanced Yield Class Notes offer the combination of income and stability sought by investors," said David R. McBain, President and Chief Executive Officer of Skylon Advisors, which developed and is marketing the notes in co-operation with CI.

"The Series 2 notes have a similar structure as the Series 1 notes, the first fund-linked notes in Canada to offer 100% principal protection at maturity in which the principal protection is not diminished by the monthly distributions."

CI C.A.P.I.T.A.L. Deposit Notes, Enhanced Yield Class, Series 2 are issued by Bank of Montreal and will provide a total return over an eight-year period linked to the performance of Signature Income & Growth Fund. The fund, managed by CI's award-winning Signature Funds Group, targets annual distributions of 7% through a combination of income and capital gains. Under the direction of Lead Portfolio Manager Eric Bushell, the fund invests in a diversified mix of fixed-income securities, including investment-grade government and corporate bonds, income trusts and high-yield bonds, as well as dividend-paying common and preferred shares. The fund has posted first-quartile results over the one and three-year periods ending February 28, 2005 (Source: PALtrak). The target distributions of the fund are not guaranteed.

The notes may employ leverage to provide up to 200% exposure to Signature Income & Growth Fund. The degree of leverage will be determined by a dynamic, formula-driven leveraging strategy designed to increase the potential for enhanced returns when performance is positive and to reduce volatility during periods of lower performance.

On a monthly basis, unitholders of the notes will receive the equivalent of 75% of the underlying fund's distributions, including distributions paid on leveraged exposure to the fund. Unitholders will also benefit from constant reinvestment of the remaining 25% of the underlying fund's distributions. This includes the amounts paid from the leveraged exposure to the fund.

When the notes mature, investors will be repaid their principal and interest, if any, based on the performance of the fund. There are no restrictions over the full life of the notes on their growth



News Release

potential, such as averaging features or caps on returns. The fluctuations in the value of the fund will directly impact the interest payable, if any, on the notes.

CI C.A.P.I.T.A.L. Deposit Notes Enhanced Yield Class, Series 2 are fully eligible for registered plans. Series 2 is available through most financial advisors until May 6, 2005. The issue price is $100 per note, with the minimum investment being $2,000. The complete terms of the offering are set out in an Information Statement, which can be obtained by investors from their advisors. Information about the notes is also available at www.cifunds.com/capitalnotes.

CI and Skylon are wholly owned subsidiaries of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $69.9 billion in fee-earning assets as of February 28, 2005. Through its principal operating subsidiaries, CI Mutual Funds Inc., Skylon Advisors Inc. and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com; Skylon at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894